Exhibit (a)(1)(D)

NOTICE OF WITHDRAWAL

If you previously elected to accept Chordiant Software, Inc.'s Offer to Exchange (the "Offer"), and you would like to withdraw the election and reject the Offer, you must sign this Notice and return it to Tony Boccanfuso, Senior Vice President of Human Relations of Chordiant Software, Inc. (the "Company"), before midnight, Pacific Daylight Time, on September [20], 2002, unless the Offer is extended. This Notice of Change in Election may be sent via mail or facsimile. Mr. Boccanfuso's facsimile number at the Company's corporate offices in Cupertino, California is (408) 517-5029. If you send your Notice of Change in Election form via facsimile, please send your original signed Notice of Change in Election form via mail to Tony Boccanfuso, Senior Vice President of Human Relations of Chordiant Software, Inc. 20400 Stevens Creek Boulevard, Suite 400, Cupertino, CA 95014, as soon as possible. Notices returned via e-mail and e-mail notices will not be accepted. If you have questions regarding the process for returning this Notice, please contact Mr. Boccanfuso at (408) 517-6100 or at tony.boccanfuso@chordiant.com.

To Chordiant Software, Inc.:

I previously received a copy of the Offer, the cover letter and Summary of Terms (each of which was dated August [22], 2002) and an Election Form. I signed and returned the Election Form, in which I elected to accept the Company's Offer. I now wish to withdraw that election. I understand that by signing this Notice and delivering it to Mr. Boccanfuso, I will be able to withdraw my acceptance of the Offer and reject the Offer instead. I have read and understand all of the terms and conditions of the Offer.

I understand that to withdraw my election, I must sign and deliver this Notice to Tony Boccanfuso, Senior Vice President of Human Relations, before midnight, Pacific Daylight Time, on September [20], 2002, or if the Company extends the deadline to exchange (or cancel) options, before the extended expiration of the Offer.

By withdrawing the election, I understand that I will not receive any replacement options or restricted stock and I will keep my Tendered Options [as listed on my personal Option Report]. These options will continue to be governed by the stock option plan these options were granted under and the existing option agreements between the Company and me.

Pursuant to the terms and subject to the conditions of the offer to exchange and this election form, I hereby WITHDRAW my election to exchange the following eligible options:

Date of Grant*	Exercise Price Per Share	Total Number of Shares Subject to Grant**
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15

* List each option grant for which you are WITHDRAWING your election to exchange on a separate line even if more than one eligible option was granted on the same grant date. If additional space is needed, please attach a separate schedule containing the information in the table.

** Provide the total number of shares for which the option remains outstanding (i.e. the total number of shares for which the option has not been exercised) in this column. For each grant you specify, you must withdraw your election to exchange all shares covered under the grant. Partial withdrawals will not be accepted.

By signing and returning the Withdrawal Notice, I represent and warrant to Chordiant that I have full power and authority to WITHDRAW my election to exchange eligible options previously elected for exchange.

When you have completed, signed and dated the Withdrawal Notice, detach and return to the following address no later than the Expiration Date:

Chordiant Software, Inc.

20400 Stevens Creek Boulevard, Suite 400

Cupertino, CA 95014

Attn: Tony Boccanfuso, Senior Vice President of Human Resources

fax: (212) 517-5029

You must complete and sign exactly as your name appears on the election form you previously delivered evidencing your prior election to exchange.

Signature of Option Holder

Date:         , 2002

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